SECURITII 15026269 SSION



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC File Number
8-69453

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Report for the period beginning 10/30/14 and ending 3/31/15 ✱

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
W Campion Capital LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3737 Glenwood Avenue, Suite 100
(No. and Street)

| | | |
|---|---|---|
| Raleigh | NC | 27612 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Gavin Shaw (919) 590-3230
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

| | | |
|---|---|---|
| Chicago | Illinois | 60631 |
| (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

6/2/15

# OATH OR AFFIRMATION

I, **Gavin Shaw**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of W Campion Capital LLC, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

A Keith Smith
Notary Public
Wake County, NC
My Commission Expires 05-21-17

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W CAMPION CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2015

W CAMPION CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2015

W CAMPION CAPITAL LLC

## CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
W Campion Capital LLC

We have audited the accompanying statement of financial condition of W Campion Capital LLC (the Company) as of March 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W Campion Capital LLC as of March 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
May 20, 2015

W CAMPION CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

## ASSETS

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 134,835 |
| Fixed assets | | 140 |
| TOTAL ASSETS | $ | 134,975 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | $ | - |
| MEMBER'S EQUITY | | 134,975 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 134,975 |

The accompanying notes are an integral part of this financial statement.

W CAMPION CAPITAL LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

Note 1 - Organization

W Campion Capital LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in February, 2014, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on October 30, 2014.

W Campion Capital, LLC is a single member LLC, wholly owned by Campion Capital Ltd. (the "Parent") based in London, England. The Company is a placement agent for private alternative investment funds on a best efforts basis. It operates out of two offices, a main office in Raleigh, NC, and a non-registered branch in London, UK.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as a percentage of the fund management fees paid by the fund manager on a quarterly basis. The Company had no fees receivable at March 31, 2015.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal and state purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the member.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is not subject to U.S. federal, state or local tax examinations by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At March 31, 2015, the Company had net capital of $134,835, which exceeded its requirement by $129,835.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At March 31, 2015, this ratio was 0 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Commitments and Contingencies

For the period October 30, 2014 through December 31, 2014, the Company leased office space for $940 per month.

Beginning January 1, 2015, the Company entered into a six month lease for office space for $979 per month. Minimum lease payments are $5,874 for the year ending March 31, 2016.

Note 6 - Subsequent Events

The Company has evaluated all events or transactions that occurred after March 31, 2015 through the audit report date, the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.